Spinn, Inc. (the "Company") a Delaware Corporation and Subsidiaries

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

For the years ended December 31st, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Spinn, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and 2022 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 12, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC
Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 31, 2023

Vincenzo Mongio

SPINN, Inc.
Consolidated Statement of Financial Position
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

Assets		December 31, 2022		December 31, 2021
Current				
Cash	$	3,515,008	$	2,464,488
Restricted cash		500,000		-
Prepaids		430,631		221,935
Accounts receivable		121,281		-
Inventory		5,142,887		8,329,169
Total Current Assets		9,709,807		11,015,592
Property, Plant and Equipment		440,257		618,450
Intangibles		686,474		818,745
Total Assets	$	10,836,538	$	12,452,787
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable and accrued liabilities	$	2,582,366	$	5,317,864
Deferred Revenue		753,213		2,705,995
Loans payable		6,305,596		-
Total Current liabilities		9,641,175		8,023,859
SAFE loan		2,600,000		-
Long-term loans payable		3,361,071		-
Total Liabilities		15,602,246		8,023,859
Shareholders' Equity				
Common shares; $0.0001 par value, authorized 35,000,000; 7,914,784 and 7,914,784 outstanding		791		791
Preferred shares; $0.0001 par value, authorized 15,222,909; 11,869,610 and 11,869,610 outstanding		1,187		1,187
Equity		-		-
Paid-in capital		36,704,261		36,949,907
Accumulated deficit		(41,471,947)		(32,522,957)
Total Shareholders' Equity		(4,765,708)		4,428,928
Total Liabilities and Shareholders' Equity	$	10,836,538	$	12,452,787

SPINN, Inc.
Statement of Operations and Loss
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

	Year ended December 31, 2022		Year ended December 31, 2021	
Revenue		9,375,178		4,101,403
Cost of Sales		(7,338,177)		(5,389,008)
Gross Margin		2,037,001		(1,287,605)
Operating Expenses				
Depreciation	$	281,169	$	305,633
General and administrative		1,055,772		2,228,167
Marketing and advertising		1,873,342		1,581,543
Research and development		1,097,826		1,504,285
Wages and salaries		5,327,784		3,851,083
Total Operating Expenses		9,635,893		9,470,711
Other expenses				
Interest and finance fees		903,429		506,487
Foreign exchange		468,050		983,099
Net operating loss		(8,970,371)		(12,247,902)
Income tax (recovery)		(21,381)		24,894
Net Loss	$	(8,948,990)	$	(12,272,796)

SPINN, Inc.
Statement of Cash Flows
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

	Year ended December 31, 2022	Year ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (8,948,990)	$ (12,272,796)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	281,169	305,633
Changes in non-cash working capital items:		
Accounts receivable	(121,281)	-
Prepaids	(208,696)	(13,631)
Inventory	3,186,282	(6,708,617)
Deferred revenue	(1,952,782)	(1,396,491)
Accounts payable and accrued liabilities	(2,660,978)	2,388,577
Net cash used in Operating Activities	(10,425,276)	(17,697,324)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(45,225)	(182,788)
Net cash used in Investing Activities	(45,225)	(182,788)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from conversion of options	-	48,751
Proceeds from loans payable	9,666,667	-
Proceeds from issuance of preferred stock, net issuance costs	(245,646)	19,608,557
Proceeds from SAFE loans	2,600,000	-
Net cash provided by Financing Activities	12,021,021	19,657,308
Inflow (Outflow) of Cash	1,550,520	1,777,196
Cash - Beginning of period	2,464,488	687,292
Cash and restricted cash - End of period	$ 4,015,008	$ 2,464,488

SPINN, Inc.
Statement of Changes in Shareholders' Equity
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

	Common Shares		Preferred Shares		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity (Deficit)
	# of shares	$ Amount	# of shares	$ Amount			
January 1, 2021	7,859,784	786	-		645,121	(20,250,161)	(19,604,254)
Sales of Stock - Preferred Shares	-	-	6,706,185	671	19,607,887	-	19,608,557
Conversion of notes to Preferred Shares	-	-	5,163,425	516	16,648,155	-	16,648,671
Exercise of stock options	55,000	6	-	-	48,745	-	48,751
Other comprehensive loss							-
Net Loss	-	-	-	-	-	(12,272,796)	(12,272,796)
Ending Balance December 31, 2021	7,914,784	791	11,869,610	1,187	36,949,907	(32,522,957)	4,428,928
Share issuance costs - Preferred Shares	-	-	-	-	(245,647)	-	(245,647)
Net Loss					-	(8,948,990)	(8,948,990)
Ending Balance December 31, 2022	7,914,784	791	11,869,610	1,187	36,704,261	(41,471,947)	(4,765,708)

SPINN, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

1.   NATURE OF OPERATIONS

SPINN, Inc. ("the Company") is a corporation formed on March 11th, 2015 in Delaware. The Company creates and sells specialized and customizable coffee brewing systems. The Company plans on using proceeds from a capital raise for sales, marketing, and inventory. The Company's registered office is located at 1040 Mariposa Street, San Francisco, CA 94107. The Company also has operating wholly-owned subsidiaries in the Netherlands and China.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise capital.

2.   BASIS OF PREPARATION

The financial statements of the Company are prepared on the accrual basis of accounting using accounting principles generally accepted in the United States of America. The has Company no predecessor entities.

Principles of Consolidation and Presentation

The Company's consolidated financial statements include the accounts of Spinn Holdings, BV (Netherlands, 100% owned), and Spinn Technology (Shenzhen, China, 100% owned). The Company consolidates entities in which we have a controlling financial interest.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiaries Spinn Holdings, BV (Netherlands, 100% owned), and Spinn Technology (Shenzhen, China, 100% owned). All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2022 and 2021, the Company reported:

-   $3,947,538 and $3,564,222, respectively, in losses from Spinn Holdings, BV (Netherlands). Dividends received from foreign subsidiaries amounted to $0 and $0 for 2022 and 2021, respectively. Net assets were $(4,637,850) and $(8,585,388) at December 31, 2022 and 2021, respectively.

-   $41,675 and $134,813, respectively, in losses and earnings from Spinn Technology (Shenzen, China). Dividends received from foreign subsidiaries amounted to $0 and $0 for 2022 and 2021, respectively. Net assets were $54,690 and $30,536 at December 31, 2022 and 2021, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Foreign currency translation and transaction adjustments resulted in a loss of $468,050 and a loss of $983,099 in 2022 and 2021, respectively.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Cash and cash equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Restricted cash

Restricted cash includes cash balances that are subject to provisions related to the Company's loans payable.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are stated net of the allowance for doubtful accounts and customer deductions. Payment terms are short-term in nature and are all less than one year.

Based on management's assessment and current relationships with customers having outstanding balances, it has concluded that realization losses on balances outstanding at year-end will be immaterial. Therefore, there was no allowance for doubtful accounts as of December 31, 2022 and 2021. Accounts receivable outstanding in excess of 90 days are $0 and $0 as of December 31, 2022, and 2021, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative Costs

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Inventory

Inventory only includes inventory considered saleable or usable in future periods and is stated at the lower of cost or net realizable value, with cost being based on standard cost and production variances, which approximate actual cost on the first-in, first-out method. Cost components include raw materials, components, inbound freight and shipping costs and direct labor.

The Company's inventory primarily consists of raw materials and work-in-progress products and finished goods. A summary of the Company's inventory is included in Note 4.

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line method.

The Company periodically reviews the carrying amounts of property and equipment to determine whether current events or circumstances warrant adjustments. If an impairment adjustment is considered necessary, such loss is recognized in the amount which the carrying value of the related assets exceeds their fair value.

SPINN, Inc.
Notes to Financial Statements
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

Research and Development

Research and development costs are expensed when incurred. The Company incurs research and development expenses for the development of product. During the year ended December 31, 2022, and 2021, the Company recorded $1,097,826 and $1,504,285 of research and development expenses.

Revenue recognition

The Company has adopted the provisions of FASB Accounting Standards Codification ("ASC") Topic 606, *Revenue From Contracts with Customers* ("ASC 606") using the full retrospective method. ASC 606 eliminates industry-specific guidance and provides a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of ASC 606 is that a reporting entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the reporting entity expects to be entitled in exchange for those goods and services.

In accordance with ASC 606, the Company utilizes the following steps to recognize revenues:

- Identify the contract with the customer
- Identify the performance obligations in the contract
- Determine the transaction price
- Allocate the transaction price
- Recognize the revenue when or as the entity satisfies a performance obligation

The Company's revenue is generated though online sales on its website. Customers enter into a contract with the Company for products through online ordering and receive product that is shipped from the Company to the end-user. The Company does not have any long-term sales agreements. Revenue is recognized when payment is received by the Company and items have been shipped to the customer. Any returned or reversed charges are adjusted to revenue when it is determined that the Company did not meet the obligations covered under ASC 606. As of December 31, 2022 and 2021, the Company had $753,213, and $2,705,995 of deferred revenue for orders that have been made an paid for, but performance obligations had not yet been met.

Fair value measurements

The Company follows ASC 820, "Fair Value Measurements and Disclosures", which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the date of measurement. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

(Expressed in United States Dollars)

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amounts shown of the Company's financial instruments including cash and cash equivalent, prepaids, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments.

The Company did not have any financial instruments required to be measured at fair value on a recurring basis as of December 31, 2022 or 2021.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations of Expenditures

The Company currently purchases a significant amount of its inventory from one supplier. Although there are a limited number of manufacturers of these inventory items, management believes that other suppliers could provide similar integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely. During the year ended December 31, 2022 and 2021, approximately 74% and 59% of Cost of Sales, respectively, were incurred with the one supplier.

Intangible Assets

Intangible assets consist of patents and trademarks and are amortized over the expected useful life or the intangible asset. The Company assesses intangible assets at least annually for impairment or more frequently if events or circumstances exists.

Commitments and contingencies

The Company may at times be subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business. When management believes that a liability is probable and can be reasonably estimated, a liability will be accrued. As of December 31, 2022, management is unaware of any matters which it believes warrant recognition and/or disclosure in the financial statements. In December 2019, the Company received a letter from the Internal Revenue Service notifying the Company of a tax lien of $499,861 related to unpaid balances from the year ended December 31, 2016. The Company has engaged legal counsel to dispute the claim.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(Expressed in United States Dollars)

Income Taxes

The Company calculates and provides for income taxes in the tax jurisdiction in which the Company operates. Provision for income taxes includes the amounts payable or refundable for the current year, the effect of deferred taxes and impacts from uncertain tax positions. Currently the Company has a tax lien dispute in the United States for the year ended December 31, 2016.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, net operating losses, tax credits and other carryforwards. Deferred tax assets and liabilities are measured using tax rates when the assets and liabilities are expected to be realized or settled. The Company regularly reviews deferred tax assets for realizability and establishes appropriate valuation allowances based on available evidence including historical operating losses, projected future taxable income, expected timing of the reversals of existing temporary differences, and appropriate tax planning strategies.

Stock Based Compensation

Financial Accounting Statement No. 123R, Accounting for Stock Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the “disclosure only” alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

4. INVENTORY

Inventory consists of the following:

	December 31,			
		2022		2021
Raw Materials and Work in Progress	$	2,335,288	$	4,974,874
Finished Goods		2,807,600		3,354,290
Total	$	5,142,887	$	8,329,164

5. INTANGIBLE ASSETS

Intangible assets consist of patents and registered trademarks. As of December 31, 2022, and December 31, 2021 the balance of intangible assets was $686,474 and $818,745. Intangible assets are amortized over the expected life of the patents and trademarks, which is ten-years straight-line amortization.

(Expressed in United States Dollars)

6. PROPERTY, PLANT AND EQUIPMENT

Country	Fixed Assets	December 31, 2021 $USD Net Book Value	December 31, 2022 $USD Net Book Value
US	Computer Hardware	-	-
	Tooling & Fixtures	22,341	24,800
	Machinery and Equipment	-	13,435
Netherlands	**Fixed Assets**		
	Company Equipment and Office Furniture	231,768	162,269
	Molds and Tooling	338,990	223,170
	Buildings	13,444	9,222
China	**Fixed Assets**		
	Computer Hardware	9,341	5,720
	Office Equipment	2,566	1,641
	Total	618,450	440,257

During the years ended December 31, 2022 and 2021, the Company recorded $281,169 and $305,633 of depreciation.

Computer hardware is amortized straight-line over two years, and tooling and fixtures are amortized over the useful life of the asset (straight-line, 2-5 years). Machinery and equipment is amortized over the useful life of the asset (straight-line, 3 years).

7. RELATED PARTY TRANSACTIONS

The Company enters into significant transactions with related parties, primarily for funding of its ongoing operations and follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure or related party transactions. It is possible that the terms of such transactions would not be the same with these related parties as would result from transactions among unrelated parties.

Total compensation earned by key management personnel, including the Chief Executive Officer, the Chief Innovation Officer, Chief Financial Officer and Chief Product Officer for the years ended December 31, 2022 and 2021 was $700,511 and $579,716, respectively. As of December 31, 2022, and 2021, related parties were owed $0, and $0.

8. LOANS PAYABLE

Loans Payable

On February 22, 2022, the Company entered into a loan agreement with Silicon Valley Bank for $5,000,000 at a rate of prime + 1.5%, maturing on March 3, 2025. Interest on the loan is paid monthly.

On February 24, 2022, the Company entered into a loan agreement with TriplePoint Capital for $1,000,000 at a rate of prime +4.75%, maturing on August 31, 2024. Interest on the loan is paid monthly.

On February 24, 2022, the Company entered into a loan agreement with TriplePoint Capital for $1,000,000 at a rate of prime +4.75%, maturing on August 31, 2024. Interest on the loan is paid monthly.

SPINN, Inc.
Notes to Financial Statements
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

On February 24, 2022, the Company entered into a loan agreement with TriplePoint Capital for $3,500,000 at a rate of prime +4.75%, maturing on August 31, 2024. Interest on the loan is paid monthly.

The following summarized the debt outstanding as of December 31, 2022:

Debt Instrument Name	Principal Amount	Interest Rate	Date	Maturity Date	For the Year Ended December 2022			
					Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Silicon Valley Bank	5,000,000	Prime + 1.5%	2022-02-22	2025-03-03	3,333,333	833,333	4,166,667	-
TriplePoint Capital	1,000,000	Prime + 4.75%	2022-02-24	2024-08-31	540,411	459,589	1,000,000	-
TriplePoint Capital	1,000,000	Prime + 4.75%	2022-02-24	2024-08-31	540,411	459,589	1,000,000	-
TriplePoint Capital	3,500,000	Prime + 4.75%	2022-02-24	2024-08-31	1,891,440	1,608,560	3,500,000	
Total					**6,305,596**	**3,361,071**	**9,666,667**	**-**

During the year ended December 31, 2022, principal payments of $833,333, and interest payments of $713,718 were made. In addition, there was a one-time financing payment of $55,000 made during the year ended December 31, 2022.

Subsequent to December 31, 2022, the Company breached certain covenants related to its loan arrangements. As of the date of this filing the Company is working towards new terms and solutions with the lenders.

Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2022 and 2021, the Company entered into a SAFE agreements (Simple Agreement for Future Equity) with third parties for $2,600,000 and $0. The SAFE agreement has no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 80% discount.

Commitments to repay loans

The Company has the following obligations to repay loans over the next five years:

- Year ended December 31, 2023: principal payments of $2,817,688 and interest payments of $908,512
- Year ended December 31, 2024: principal payments of $5,953,064 and interest payments of $406,611
- Year ended December 31, 2025: principal payments of $895,915 and interest payments of $16,859 and one-time financing payment of $247,500
- Year ended December 31, 2026: $0
- Year ended December 31, 2027: $0

(Expressed in United States Dollars)

9. SHAREHOLDERS' EQUITY

The Company has authorized 35,000,000 common shares with par value of $0.0001 per share. 7,914,784 common shares were issued and outstanding as of December 31, 2022, and 2021.

- Voting: Common stockholders are entitled to one vote per share
- Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 15,222,909 preferred shares with a par value of $0.0001 per share. 11,689,610 preferred shares were issued and outstanding as of December 31, 2022, and 2021.

- Voting: Preferred shareholders have 1 vote for every common share they could own if converted.
- Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.
- Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.
- Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

During the year ended December 31, 2021, the Company issued 55,000 common shares for the exercise of options. Cash proceeds of $48,751 were received.

During the year ended December 31, 2021, the Company issued 11,869,610 Series A preferred shares for cash proceeds of $19,608,887, net of issuance costs of $515,995.

During the year ended December 31, 2021, the Company issued 5,163,424 Series B preferred Shares for the conversion of notes of $16,648,671.

<u>Stock Options</u>

The following is an analysis of options to purchase shares of the Company's stock:

	Total Options		Weighted Average Exercise Price		Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2021	635,000	$	1.000	$	-	9.30
Granted	1,004,900	$	0.850	$	-	
Exercised	(55,000)	$	0.886	$	-	-
Expired/cancelled	(446,100)	$	1.000			
Total options outstanding, December 31, 2021	1,138,800		0.873	$	-	9.49
Granted	231,500	$	0.850	$	-	
Exercised						
Expired/cancelled	(390,300)	$	0.889			
Total options outstanding, December 31, 2022	980,000	$	0.863	$	-	8.62
Options exercisable, December 31, 2022	317,086	$	0.904	$	-	8.33

SPINN, Inc.
Notes to Financial Statements
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2021	175,106	
Granted	1,004,900	$ -
Vested	(307,849)	$ -
Forfeited	(41,043)	$ -
Nonvested options, December 31, 2021	831,114	$ -
Granted	231,500	$ -
Vested	(137,825)	$ -
Forfeited	(261,875)	$ -
Nonvested options, December 31, 2022	662,914	$ -

Warrants

As of December 31, 2022, and 2021, the Company had 174,868, and 119,005 common stock warrants outstanding. A summary of the common stock warrants activity for the years ended December 31, 2022 and 2021 is as follows:

	Common Share Warrants	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2021	-	-	0.0	-
Grants	119,005	0.850	5.0	-
Outstanding at December 31, 2021	119,005	0.850	4.8	-
Grants	55,863	0.850	12.0	-
Outstanding at December 31, 2022	174,868	0.850	6.1	-
Vested and expected to vest at December 31, 2022	174,868	0.850	6.1	-
Exercisable at December 31, 2022	174,868	0.850	6.1	-

As of December 31, 2022, and 2021, the Company had 53,166, and 0 Series B Preferred Share warrants outstanding. A summary of the Series B warrants activity for the years ended December 31, 2022, and 2021 is as follows:

	Series B Preferred (PB) Warrants	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2021	-	-	0.0	-
Grants	0	-	0.0	-
Outstanding at December 31, 2021	0	-	0.0	-
Grants	53,166	3.36	10.0	-
Outstanding at December 31, 2022	53,166	3.36	9.2	-
Vested and expected to vest at December 31, 2022	53,166	3.36	9.2	-
Exercisable at December 31, 2022	44,780	3.36	9.2	-

(Expressed in United States Dollars)

10. CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not involved with or knows of any pending or threatening litigation against the Company or any of its officers or directors. Further, the Company is currently complying with all relevant laws and regulations.

11. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 31, 2023, the date these financial statements were available to be issued.

On March 27, 2023, the Company received cash proceeds of $250,000, and fixed fees of $36,750 for total repayment amount of $286,750. Final monthly payment is due on September 2024, with minimum monthly payments of $31,861, and repayment rate of 5.1%.

Subsequent to December 31, 2022, the Company received cash proceeds of $250,000 from three SAFE loans. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 80% discount.

12. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations for the years presented and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and has seen increases in revenue in 2023. Management is in the process of raising funds to satisfy its capital needs. No assurance can be given that the Company will be successful in this effort. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.